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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------


                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                  --------------------------------------------


                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                MEADOWCRAFT, INC.
                               MWI ACQUISITION CO.
                                 SRB-MWI, L.L.C.
                                SAMUEL R. BLOUNT
                       (Names of Persons Filing Statement)




            COMMON STOCK,                               58320410
      PAR VALUE $.01 PER SHARE            (CUSIP Number of Class of Securities)
   (Title of Class of Securities)

          TIMOTHY M. LEROY                          SAMUEL R. BLOUNT
PRESIDENT AND CHIEF OPERATING OFFICER     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
          MEADOWCRAFT, INC.                       MWI ACQUISITION CO.
     4700 PINSON VALLEY PARKWAY                4700 PINSON VALLEY PARKWAY
     BIRMINGHAM, ALABAMA  35215                BIRMINGHAM, ALABAMA 35215
     TELEPHONE: (205) 853-2220                 TELEPHONE: (205) 853-2220



            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                             Copies to:
  W. CLARK GOODWIN, ESQ.                    ANNE C. FOSTER                         PAUL S. BIRD, ESQ.
RITCHIE & REDIKER, L.L.C.              RICHARDS, LAYTON & FINGER                  DEBEVOISE & PLIMPTON
  312 NORTH 23RD STREET                   ONE RODNEY SQUARE                        875 THIRD AVENUE
BIRMINGHAM, ALABAMA 35203                   P.O. BOX 551                       NEW YORK, NEW YORK 10022
TELEPHONE: (205) 251-1288             WILMINGTON, DELAWARE 19899               TELEPHONE: (212) 909-6000
                                       TELEPHONE: (302) 658-6541

This statement is filed in connection with (check the appropriate box):

a.     [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     [ ] The filing of a registration statement under the Securities Act of
           1933.

c.     [X] A tender offer.

d.     [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                  --------------------------------------------


                            CALCULATION OF FILING FEE
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
         $53,157,190                                   $10,631.44

------------------
* Calculated by multiplying $10.00, the per share tender offer price, by 5,315,719, the number of shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.
         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

================================================================================
  Amount Previously Paid: $10,631.44           Filing Party: MWI Acquisition Co.
  Form or Registration No.: Schedule 14D-1     Date Filed: May 19, 1999

                                  INTRODUCTION

           This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), (ii) MWI Acquisition Co., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Parent, (iii) Meadowcraft, Inc., a Delaware corporation (the "Company"), and (iv) Samuel R. Blount, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all of the issued and outstanding shares (the "Shares") of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

           The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent, Purchaser and Mr. Blount (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

           The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Parent, Purchaser and Mr. Blount take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning the Offer, the Merger (as defined in the Offer to Purchase), Parent and Purchaser was supplied by Purchaser. The Company takes no responsibility for the accuracy of such information.






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




                              CROSS REFERENCE SHEET


                                                                                                   WHERE LOCATED
ITEM IN SCHEDULE 13E-3                                                                           IN SCHEDULE 14D-1
----------------------                                                                           -----------------
Item 1(a)....................................................................................  Item 1(a)
Item 1(b)....................................................................................  Item 1(b)
Item 1(c)....................................................................................  Item 1(c)
Item 1(d)....................................................................................       *
Item 1(e)....................................................................................       *
Item 1(f)....................................................................................       *
Item 2(a)....................................................................................  Item 2(a)
Item 2(b)....................................................................................  Item 2(b)
Item 2(c)....................................................................................  Item 2(c)
Item 2(d)....................................................................................  Item 2(d)
Item 2(e)....................................................................................  Item 2(e)
Item 2(f)....................................................................................  Item 2(f)
Item 2(g)....................................................................................  Item 2(g)
Item 3.......................................................................................  Item 3
Item 4.......................................................................................       *
Item 5.......................................................................................  Item 5
Item 6(a)....................................................................................  Item 4(a)
Item 6(b)....................................................................................       *
Item 6(c)....................................................................................  Item 4(b)
Item 6(d)....................................................................................       *
Item 7(a)....................................................................................  Item 5
Item 7(b)....................................................................................       *
Item 7(c)....................................................................................       *
Item 7(d)....................................................................................       *
Item 8.......................................................................................       *
Item 9.......................................................................................       *
Item 10......................................................................................  Item 6
Item 11......................................................................................  Item 7
Item 12......................................................................................       *
Item 13......................................................................................       *
Item 14......................................................................................       *
Item 15(a)...................................................................................       *
Item 15(b)...................................................................................  Item 8
Item 16......................................................................................  Item 10(f)
Item 17......................................................................................  Item 11

---------------------------

*     The Item is located in the Schedule 13E-3 only.





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Item 1.    Issuer and Class of Security Subject to the Transaction

           (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

           (d) The information set forth in the Offer to Purchase under the headings "Special Factors--the Merger Agreement," "The Tender Offer--Price Range of Shares; Dividends" and "The Tender Offer--Financing of the Offer and the Merger" is incorporated herein by reference.

           (e) Information regarding the Company's initial public offering on November 25, 1997 is set forth in the Offer to Purchase under the heading "Special Factors--Background of the Offer" and is incorporated herein by reference.

           (f) Not applicable.

Item 2.    Identity and Background

           This Statement is filed by Purchaser, Parent, Mr. Blount and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading "The Tender Offer--Certain Information Concerning the Company" and on Schedule I to the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Company nor, to the best knowledge of the Company, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations

           (a) The response to Item 3(a) of the Schedule 14D-1 is incorporated herein by reference. Except as set forth in response to Item 3(a) of the
Schedule 14D-1, since April 29, 1996, there have been no transactions which would be required to be disclosed under this Item 3(a) between either Parent, Purchaser or any subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any executive officer or director of Purchaser or any manager of Parent and the Company.

           (b) The response to Item 3(b) of the Schedule 14D-1 is incorporated herein by reference. Except as set forth in response to Item 3(b) of the
Schedule 14D-1, since April 29, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between Parent, Purchaser or any subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any executive officer or director of Purchaser or any manager of Parent and the Company.



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

Item 4.    Terms of the Transaction

           (a) The information set forth in the Offer to Purchase on the cover page thereof and under the headings "Introduction," "Special Factors--Background of the Offer," "The Tender Offer--Acceptance for Payment and Payment for Shares," "The Tender Offer--Procedures for Accepting the Offer and
Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Dividends and Distributions," "The Tender Offer--Certain Conditions of the Offer," "The Tender Offer--Certain Legal Matters" and "The Tender Offer--Miscellaneous" is incorporated herein by reference.

           (b) The information set forth in the Offer to Purchase under the heading "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 5.    Plans or Proposals of the Issuer or Affiliate

           The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.    Source and Amount of Funds or Other Consideration

           (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

           (b) The information set forth in the Offer to Purchase under the heading "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

           (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

           (d) Not applicable.

Item 7.    Purpose(s), Alternatives, Reasons and Effects

           (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

           (b) The information set forth in the Offer to Purchase under the headings "Special Factors--Background of the Offer," "Special
Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

           (c) - (d) The information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger," "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "Special Factors--Plans for the Company after the Offer and the Merger," "The Tender Offer--Certain Federal Income Tax Consequences" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

Item 8.    Fairness of the Transaction

           (a) - (f) The information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

           The information set forth in the Offer to Purchase under the headings "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "Special Factors--Opinion of Financial Advisor to the Special Committee," "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and in Annex B to the Offer to Purchase is incorporated herein by reference.

Item 10.   Interest in Securities of the Issuer

           The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning the Company" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

           The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning the Company" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger

           The information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 13.   Other Provisions of the Offer and the Merger

           (a) The information set forth in the Offer to Purchase under the headings "Special Factors--Rights of Stockholders in the Offer and the Merger," "Special Factors--The Merger Agreement" and in Annexes A and C to the Offer to Purchase is incorporated herein by reference.

           (b)  Not Applicable.

           (c) Not Applicable.

Item 14.   Financial Information

           (a) The information set forth in the Offer to Purchase under the headings "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended July 31, 1998 and May 3, 1997, and the Company's unaudited financial statements for the period ended January 31, 1999, are attached to the Offer to Purchase as Annexes D and E thereto, respectively.

           (b) Not applicable.

Item 15.   Persons and Assets Employed, Retained or Utilized

           (a) The information set forth in the Offer to Purchase under the headings "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "Special Factors--Plans for the Company after the Offer and the Merger" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

           (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.   Additional Information

           The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.   Material to Be Filed as Exhibits

           (a)(1) Commitment Letter (including the related Term Sheet), dated May 10, 1999, from NationsBank N.A. and Nationsbanc Montgomery Securities LLC to Parent and Purchaser.*

           (b)(1) Opinion of Wachovia Securities, Inc. dated May 13, 1999 (attached as Annex B to the Offer to Purchase).*

           (b)(2)     Presentation of Wachovia Securities, Inc. dated
                      May 13, 1999.

           (c)(1) Agreement and Plan of Merger, dated as of May 13, 1999, among Parent, Purchaser and the Company.*

           (d)(1)     Offer to Purchase dated May 19, 1999.*

           (d)(2)     Letter of Transmittal.*



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

           (d)(3)    Notice of Guaranteed Delivery.*

           (d)(4) Letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

           (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

           (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

           (d)(7) Summary Advertisement as published in The New York Times on May 19, 1999.*

           (d)(8) Press Release issued jointly by Purchaser and the Company on May 13, 1999.*

           (d)(9)    Press Release issued by Purchaser on May 19, 1999.*

           (e) Section 262 of the Delaware General Corporation Law (attached as Annex C to the Offer to Purchase).*

           (f)       Not applicable.





----------------------
   * Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser and Parent on May 19, 1999.

                                   SIGNATURE


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   SRB-MWI, L.L.C.

                                   By: /s/    Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Manager


                                   MWI ACQUISITION CO.

                                   By: /s/    Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Chairman and Chief Executive
                                              Officer


                                   SAMUEL R. BLOUNT

                                   /s/   Samuel R. Blount
                                   --------------------------------------------


                                   MEADOWCRAFT, INC.


                                   By: /s/    Steven C. Braswell
                                       ----------------------------------------
                                       Name:  Steven C. Braswell
                                       Title  Vice President--Finance

May 19, 1999

                                  EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------
(b)(2)    -      Presentation of Wachovia Securities, Inc. dated May 13, 1999

                             (WACHOVIA LETTERHEAD)



May 17, 1999



Meadowcraft, Inc.
4700 Pinson Valley Parkway
Birmingham, Alabama 35215

Gentlemen:

We hereby consent to the inclusion in its entirety of the written presentation dated May 13, 1999, prepared by Wachovia Securities, Inc. for the Special Committee of the Board of Directors of Meadowcraft, Inc. as an exhibit to the
Schedule 13E-3 Transaction Statement, to be filed with the Securities and Exchange Commission by Meadowcraft, Inc., MWI Acquisition Co., SRB-MWI, L.L.C. and Samuel R. Blount.


Sincerely,


/s/ Wachovia Securities, Inc.
-----------------------------
WACHOVIA SECURITIES, INC.